Exhibit 12

Genworth Financial, Inc.

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Nine months ended September 30, 2018
		Years ended December 31,
		2017	2016	2015	2014	2013
Income (loss) from continuing operations before income taxes and accounting changes	$861	$729	$320	$(15)	$(1,299)	$993
Less: income attributable to noncontrolling interests before income taxes	242	144	289	259	262	210

Income (loss) from continuing operations before income taxes and accounting changes and excluding income attributable to noncontrolling interests	$619	$585	$31	$(274)	$(1,561)	$783

Fixed charges included in income (loss) from continuing operations:
Interest expense	$216	$272	$324	$407	$418	$440
Interest portion of rental expense	4	6	6	6	8	8

Subtotal	220	278	330	413	426	448
Interest credited to investment contractholders	459	646	696	720	737	738

Total fixed charges from continuing operations	$679	$924	$1,026	$1,133	$1,163	$1,186

Income (loss) from continuing operations available for fixed charges (including interest credited to investment contractholders)	$1,298	$1,509	$1,057	$859	$(398)	$1,969

Ratio of income (loss) from continuing operations available for fixed charges to fixed charges from continuing operations (including interest credited to investment contractholders)	1.91	1.63	1.03	0.76	(0.34)	1.66

Income (loss) from continuing operations available for fixed charges (excluding interest credited to investment contractholders)	$839	$863	$361	$139	$(1,135)	$1,231

Ratio of income (loss) from continuing operations available for fixed charges to fixed charges from continuing operations (excluding interest credited to investment contractholders)	3.81	3.10	1.09	0.34	(2.66)	2.75

For the years ended December 31, 2015 and 2014, our deficiency in income necessary to cover fixed charges was $274 million and $1,561 million, respectively.